UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11- K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: August 4, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Dell Inc.

Full Name of Registrant

Former Name if Applicable
One Dell Way

Address of Principal Executive Office (Street and Number)
Round Rock, Texas 78682

City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As announced on September 11, 2006, Dell Inc. is delaying the filing of the Form 10-Q for its fiscal second quarter ended August 4, 2006. The company is unable to file because of questions raised in connection with the previously announced informal investigation by the U.S. Securities and Exchange Commission (“SEC”) into certain accounting and financial reporting matters, and the subsequently initiated independent investigation by the Audit Committee of its board of directors. The SEC requests for information have been joined by a similar request from the United States Attorney for the Southern District of New York, who has subpoenaed documents related to the company’s financial reporting from 2002 to the present.
The investigations have indicated the possibility of misstatements in prior period financial reports, including issues relating to accruals, reserves and other balance sheet items that may affect the company’s previously reported financial results. The company is working with the Audit Committee and with the company’s independent auditor to determine if any restatements of prior period financial reports will be necessary. The Audit Committee has not yet reached any conclusion on materiality as to these issues and is continuing to investigate the matter.
The company is fully cooperating with the investigations and working to resolve any and all issues raised in connection with those investigations as quickly as possible. The company plans to file its Form 10-Q for its fiscal second quarter ended August 4, 2006, as soon as possible.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas H. Welch, Jr.	(512)	338-4400

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identifiy report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 17, 2006, Dell Inc. issued a press release announcing its preliminary financial results for its fiscal quarter ended August 4, 2006, and furnished the results on a current report on Form 8-K with the SEC. As was disclosed in that financial data, the company’s preliminary results of operations for the three month period ended August 4, 2006, changed significantly from its results of operations for the three month period ended July 29, 2005. Total revenue for the three month period ended August 4, 2006, was $14.1 billion, a 5% increase compared to total revenue of $13.4 billion for the three-month period ended July 29, 2005. Net income was $502 million for the three month period ended August 4, 2006, versus $1.0 billion for the prior year period. Operating income was $605 million for the three month period ended August 4, 2006, compared with $1.2 billion for the three month period ended July 29, 2005. The company priced aggressively in a slower market resulting in operating income that was lower than its expectations. As a result, diluted earnings per share for the quarter was 22 cents, compared with 41 cents for the prior year period.

As described in Part III, the company may determine that restatements of prior period financial reports are necessary. Such restatements, if any, could impact the degree of change between the current and prior year periods described in this Part IV, Item (3). There are many risk factors that may cause the actual results of the company’s operations to differ from those that have been reported or are expected. These potential risks and uncertainties include, among other things: the outcome of the investigations into certain accounting and financial reporting matters, including issues relating to accruals, reserves and other balance sheet items that may affect the company’s previously reported financial results; the impact of any restatement of financial statements or other actions that may be taken or required as a result of such investigations; and litigation and governmental investigations or proceedings arising out of or related to such accounting and financial reporting matters, or any restatement of Dell’s financial statements. Information about other factors affecting Dell’s business and prospects is contained in Dell’s periodic filings with the Securities and Exchange Commission.
                              Dell Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 14, 2006	By:	/s/ Joan S. Hooper

Joan S. Hooper
Vice President, Corporate Finance and Chief Accounting Officer

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